MARTIN MIDSTREAM PARTNERS L.P.
4200 Stone Road
Kilgore, Texas 75662

January 15, 2013

Mr. Ethan Horowitz
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Martin Midstream Partners LP
Form 10-K for Fiscal Year Ended
December 31, 2011
Filed March 5, 2012
File No. 000-50056

Dear Mr. Horowitz,

This letter sets forth the response of Martin Midstream Partners L.P. (the “Partnership”) to the comment provided by the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) in its comment letter dated December 31, 2012 (the “Comment Letter”). For your convenience, we have repeated the comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.

Form 10-K for Fiscal Year Ended December 31, 2011
Notes to Consolidated Financial Statements
Note 2 - Significant Accounting Policies
(b) Product Exchanges, page 84

1.
We note your disclosure of NGL and sulfur product exchanges with third parties recorded at either quoted market prices or lower of cost or market on a gross basis within revenues and costs of products sold. Please explain how your accounting for these transactions is consistent with the guidance of ASC 845-10-30. To further our understanding, in your response, please describe the material terms of your product exchange transactions and identify the amounts recorded in the financial statements as of December 31, 2011 and September 30, 2012 and for the year ended December 31, 2011 and for the three and nine month periods ending September 30, 2012.

The Partnership's product exchange agreements provide for the Partnership's purchase of product from a third party to sell to Partnership customers in a location where the Partnership does not have storage or transportation facilities. In return, the third party agrees to purchase the same volume of product from the Partnership to sell to its customers in a location where the Partnership has storage or transportation facilities, but the third party does not. The products exchanged are identical commodities. The contracts do not require cash payments, except for insignificant location differentials, and continue until each party provides/receives the volume requirements.

The Partnership evaluates its exchange positions by location. In locations where the Partnership is in a net receivable position for a product (the Partnership has not received product at this location), the cost of the product delivered is the recorded amount of the transaction, and since the product is expected to be sold in the near term at current market prices, the exchange is recorded at the lower of cost or market for the particular product based on the principle of net realizable value for the related asset. In locations where the Partnership is in a net payable position (the Partnership has not delivered product at this location), since the Partnership does not have the product on hand, and the Partnership will be required to buy the product on the open market in order to satisfy its position, the exchange payable is recorded at market, which is the cost for the Partnership.

Consistent with the guidance in ASC 845-10-30-3b, the Partnership's nonmonetary exchange transactions are measured based on the Partnership's recorded carrying amount and not at fair value, as these transactions are an exchange of a product in the ordinary course of business to facilitate sales to customers other than the parties to the exchange.

Terms material to the Partnership's product exchange agreements are product type, product quantity, product delivery period, and product delivery location. The product type specifies the specific commodity to be delivered to and received from the counterparty. The product quantity represents the commodity volume, in barrels or gallons, that will be exchanged between the counterparties. The product delivery period represents the specific time period that a volume of a particular commodity will be exchanged between the counterparties. The product delivery location represents the specific location for which a specified volume of a particular commodity will be delivered or received by each counterparty during a specified time period.

Consistent with the guidance in ASC 845-10-15-6, the Partnership's product exchanges are entered into in contemplation of the offsetting transaction with the counterparty. As a result, one exchange transaction is legally contingent upon the performance of the offsetting transaction with the same counterparty and they are, therefore, considered a single exchange transaction. Revenues and cost of sales are not recorded related to these transactions, with the exception of a net exchange location differential. Net exchange location differentials due to the Partnership are recorded in revenue and net exchange location differentials owed by the Partnership are recorded in cost of sales.

For clarification purposes, in future filings, the Partnership will revise its accounting policy note on product exchanges to read as follows:

“The Partnership enters into product exchange agreements with third parties, whereby the Partnership agrees to exchange NGLs and sulfur with third parties.  The Partnership records the balance of exchange products due to other companies under these agreements at quoted market product prices and the balance of exchange products due from other companies at the lower of cost or market.  Cost is determined using the first-in, first-out (“FIFO”) method.  Product exchanges with the same counterparty are entered into in contemplation of one another and are combined. The net amount related to location differentials is reported in “Product sales” or “Cost of products sold” on the Consolidated Statement of Operations.
As of December 31, 2011, the Partnership had product exchange receivable and product exchange payable balances of $17,646,000 and $37,313,000, respectively, each shown separately on the face of our Consolidated Balance Sheet. As of September 30, 2012, the Partnership had product exchange receivable and product exchange payable balances of $5,455,000 and $27,908,000, respectively, each shown separately on the face of our Consolidated and Condensed Balance Sheet.

For the year ended December 31, 2011, the Partnership's exchange activity resulted in a $209,000 increase in product sales and an $8,000 increase in cost of products sold in the Partnership's Consolidated Statement of Operations.

For the three months ended September 30, 2012, the Partnership's exchange activity resulted in a $273,000 increase in product sales and a $95,000 increase in cost of products sold in the Partnership's Consolidated and Condensed Statement of Operations.

For the nine months ended September 30, 2012, the Partnership's exchange activity resulted in a $617,000 increase in product sales and a $331,000 increase in cost of products sold in the Partnership's Consolidated and Condensed Statement of Operations.

In connection with the above, the Partnership acknowledges the following:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you have any questions or comments regarding this letter, please contact our outside legal counsel, David Taylor of Locke Lord LLP, at (713) 226-1496 or Robert D. Bondurant, our Chief Financial Officer, at (903) 983-6200.

Martin Midstream Partners L.P.

cc:	Svitlana Sweat
Shannon Buskirk